                                ANGELA M. DOWD
                                of Loeb & Loeb LLP

                                345 Park Avenue             DIRECT  212.407.4097
                                New York NY 10154-1895      MAIN    212.407.4000
                                                            FAX     646.514.2919
                                                            adowd@loeb.com

                                Via EDGAR

December 12, 2006

John Reynolds
Assistant Director
Securities and Exchange Commission
150 F Street, NE
Washington, DC 20549

Re:  Vector Intersect Security Acquisition Corporation
     Amendment No. 5 to Form S-1 Registration Statement
     File No. 333-127644
     --------------------------------------------------

Dear Mr. Reynolds:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware
corporation (the "Company"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and
Regulation C under the Securities Act of 1933, as amended (the "Securities
Act"), and Rule 101(a)(1(i) of Regulation S-T under the Commission's Electronic
Data Gathering and Retrieval System (EDGAR), one complete electronic version of
Amendment No.5 ("Amendment No. 5") to the Company's Registration Statement on
Form S-1 (No. 333-127644), originally filed with the Commission on August 18,
2005, as amended by Amendment No. 1 thereto, filed with the Commission on
November 7, 2005 ("Amendment No. 1"), Amendment No. 2 thereto, filed with the
Commission on June 8, 2006, Amendment No. 3 thereto, filed with the Commission on August 1,2006 and Amendment No. 4 thereto, filed with the Commission on
September 15, 2006 (together, the "Registration Statement") including one complete electronic version of the exhibits filed therewith. By overnight courier, we are transmitting three marked copies of the above referenced filing to reflect revisions from the prior submission.

Amendment No 5 responds to the comments heretofore received from the
Commission's Staff (the "Staff") by a letter dated October 13, 2006 (the
"Comment Letter") with respect to the Registration Statement and also includes certain updating information. For the Staff's convenience, the Staff's comments have been restated below in capitalized type (the numbers thereof corresponding to the numbers of the Staff's comments in the Comment Letter) and the responses to each comment appear immediately below each comment All capitalized terms used and not defined herein have the respective meanings assigned to them in
Amendment No. 5.

                                                                   John Reynolds
                                                               December 12, 2006
                                                                          Page 2

GENERAL
-------

1.   WE NOTE YOUR RESPONSE TO COMMENT TWO FROM OUR LETTER OF SEPTEMBER 7, 2006
     AND WE REISSUE IN PART THE PRIOR COMMENT. WE CONTINUE TO NOTE THE
     DISCLOSURE ON PAGES 10 AND 37 THAT, "WE BELIEVE THAT THE CLAIMS THAT COULD
     BE MADE AGAINST US ARE SIGNIFICANTLY LIMITED AND WE BELIEVE THAT IT IS
     UNLIKELY THAT ANY CLAIM WOULD RESULT IN ANY LIABILITY EXTENDING TO THE
     TRUST ACCOUNT." PLEASE RECONCILE THIS STATEMENT WITH THE DISCLOSURE ON PAGE
     18 THAT: (1) "ALTHOUGH WE WILL SEEK TO HAVE ALL VENDORS... EXECUTE
     AGREEMENTS WITH US WAIVING ANY RIGHT... OF ANY KIND IN OR TO ANY MONIES
     HELD IN THE TRUST ACCOUNT ... THERE IS NO GUARANTEE THAT THEY WILL EXECUTE
     SUCH AGREEMENTS OR, EVEN IF SUCH ENTITIES EXECUTE SUCH AGREEMENTS, THAT
     THEY WOULD BE PREVENTED FROM BRINING CLAIMS AGAINST THE TRUST ACCOUNT;"
     (II) "THERE IS NO GUARANTEE THAT ENTITIES WILL AGREE TO WAIVE ANY CLAIMS
     ... AND WILL NOT SEEK RECOURSE AGAINST THE TRUST ACCOUNT FOR ANY REASON;"
     (III) "[H]OWEVER, WE CANNOT ASSURE YOU THAT HE [MR. EITAN] WILL BE ABLE TO
     SATISFY THOSE OBLIGATIONS;" AND (IV) "FURTHER, HE [MR. EITAN] WILL NOT BE
     PERSONALLY LIABLE TO PAY DEBTS AND OBLIGATIONS TO PROSPECTIVE TARGET
     BUSINESSES." IT APPEARS THAT THE COMPANY CANNOT PREDICT WITH CERTAINTY: (I)
     POTENTIAL CLAIMS OR LAWSUITS THAT MAY BE BROUGHT AGAINST THE COMPANY; (II)
     WHAT WAIVER AGREEMENTS, IF ANY, THAT THE COMPANY WOULD OBTAIN FROM VENDORS,
     SERVICE PROVIDERS AND PROSPECTIVE TARGET BUSINESSES; (III) THE AMOUNT OF
     ADDITIONAL EXPENSES THAT THE COMPANY MAY INCUR THAT EXCEEDS THE AMOUNT OF
     FUNDS HELD OUTSIDE OF THE TRUST; AND (IV) THE ABILITY OF MR. EITAN TO
     ENSURE THAT THE PROCEEDS HELD IN TRUST ARE NOT REDUCED BY CLAIMS OF
     VENDORS. PLEASE REVISE THE DISCLOSURE TO REFLECT THE RISK TO INVESTORS THAT
     THE FUNDS HELD IN TRUST MAY BE SUBJECT TO CLAIMS OR POTENTIAL CLAIMS OF
     CREDITORS WHICH WOULD REDUCE THE AMOUNT OF FUNDS HELD IN TRUST TO BE
     DISTRIBUTED TO PUBLIC STOCKHOLDERS IN THE EVENT OF LIQUIDATION.

     The requested revisions have been made on pages 10, 19 and 52 of the
     Prospectus.

2.   WE NOTE YOUR RESPONSE TO COMMENT THREE OF OUR LETTER DATED SEPTEMBER 7,
     2006 THAT YOUR MANAGEMENT HAS AGREED THAT IT WILL NOT RECOMMEND TO YOUR
     STOCKHOLDERS THAT THEY APPROVE A BUSINESS COMBINATION WITH AN ENTITY THAT
     IS AFFILIATED WITH ANY OF YOUR OFFICERS OR DIRECTORS, OR THAT IS AN ENTITY
     IN WHICH ANY OF YOUR OFFICERS OR DIRECTORS, OR ANY OF THEIR RESPECTIVE
     AFFILIATES, HAS A DIRECT INVESTMENT. PLEASE EXPLAIN THE REASON WHY THEY
     WILL NOT OR SHOULD NOT RECOMMEND THE APPROVAL OF SUCH A BUSINESS
     COMBINATION. FURTHER, PLEASE ADVISE WHETHER THIS AGREEMENT IS IN WRITING.
     IF SO, PLEASE FILE THE AGREEMENT AS A MATERIAL EXHIBIT.

                                                                   John Reynolds
                                                               December 12, 2006
                                                                          Page 3

     The requested explanation and disclosure has been made on pages 1, 14, 45 and 64 of the Prospectus. This agreement is in writing and included in the
     Investor Agreements to be signed by each of the Company's officers and directors. The Forms of these Investor Agreements have been filed as
     Exhibits 10.1, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, and 10.18 to
     Amendment No. 5.

3.   WE NOTE YOUR DISCLOSURE ON PAGE ONE THAT "OUR INITIAL BUSINESS COMBINATION
     MUST BE WITH A TARGET BUSINESS OR BUSINESSES WITH A COLLECTIVE FAIR MARKET
     VALUE OF AT LEAST 80% OF OUR NET ASSETS ... AT THE TIME OF ACQUISITION."
     PLEASE CLARIFY WHETHER THE 80% OF NET ASSETS TEST CAN BE MET IN A
     TRANSACTION IN WHICH THE REGISTRANT ACQUIRES LESS THAN A 100% INTEREST IN
     THE TARGET BUSINESS OR BUSINESSES. IF SO, EXPLAIN HOW SUCH A VALUATION
     WOULD BE CALCULATED. IN ADDITION, PLEASE EXPLAIN WHETHER THE COMPANY WILL
     ACQUIRE A CONTROLLING INTEREST IN THE TARGET BUSINESS OR BUSINESSES. WE MAY
     HAVE FURTHER COMMENT.

     The requested explanation has been added on pages 2 and 47 of the
     Prospectus.

RISK FACTORS
------------

4.   WE NOTE THE DISCLOSURE ON PAGE 22 THAT "HOLDERS OF WARRANTS WHO RESIDE IN
     JURISDICTIONS IN WHICH THE SHARES UNDERLYING THE WARRANTS ARE NOT QUALIFIED
     AND IN WHICH THERE IS NO EXEMPTION WILL BE UNABLE TO EXERCISE THEIR
     WARRANTS _..." PLEASE CLARIFY IN THE PROSPECTUS, AS REASONABLY PRACTICABLE,
     WHETHER YOU WILL OFFER WARRANTS IN ANY OF THESE STATES.

     The requested disclosure has been added on page 22 of the Prospectus.

     FINANCIAL STATEMENTS
     --------------------

GENERAL
-------

5.   WE READ YOUR RESPONSE TO COMMENT 15; HOWEVER, IT IS NOT CLEAR HOW YOUR
     ACCOUNTING TREATMENT (OR LACK THEREOF) IS, JUSTIFIED. WE DO NOT SEE WHERE
     YOU HAVE DEMONSTRATED HOW THE PRINCIPAL STOCKHOLDER'S SALE OF SHARES IS
     CAUSED BY A RELATIONSHIP OR OBLIGATION UNRELATED TO THE REGISTRANT, HOW
     THIS TRANSACTION DOES NOT BENEFIT THE REGISTRANT, AND HOW YOU COMPLIED WITH
     THE GUIDANCE IN STAFF ACCOUNTING BULLETIN TOPIC 5.T. CONSIDERING THE TIMING
     AND SALE OF THE SHARES BY THE PRINCIPAL STOCKHOLDER TO YOUR NEWLY APPOINTED
     OFFICERS AND DIRECTORS, IT APPEARS THAT THE TRANSFER OF SHARES IS
     COMPENSATORY IN NATURE AND THE FAIR VALUE OF THE SHARES TRANSFERRED SHOULD
     HE REFLECTED AS AN EXPENSE IN YOUR FINANCIAL STATEMENTS WITH A
     CORRESPONDING CREDIT TO CONTRIBUTED (PAID-IN) CAPITAL. PLEASE REVISE
     ACCORDINGLY.

                                                                   John Reynolds
                                                               December 12, 2006
                                                                          Page 4

We respectfully submit that the stockholders who purchased shares in the May
2006 share transactions (the "May Stockholders") should not be deemed to have received "compensation". At the time that the May Stockholders purchased their shares, the Company's management team was being reconfigured and the Company had not filed an amendment to the Registration Statement in several months. Until these share transactions were consummated, the original stockholders did not actively pursue the filing of an amendment to the Registration Statement or otherwise attempt to consummate the Company's initial public offering.

The Company did not receive any services from the May Stockholders and did not receive any services that were paid for directly by the founding stockholders as a result of the sale of the shares. In addition, the sale of the shares did not result in the May Stockholders receiving stock at below fair value. The May
Stockholders purchased the stock at the same price paid by the founding stockholders. The Company believed that the stock had not increased in value as of the date that the shares were purchased. In May, 2006, the stock was not publicly traded and the Company was a development stage enterprise with no operations other than those required to file a registration statement to effect a public offering of shares. In addition, the Company's book value per share was less than the sales price per share. Accordingly, no compensation expense should be recorded for the May 2006 transaction between stockholders.

The fact that the initial Registration Statement contained pricing information should not impact an analysis of the value of the shares of the Company's common stock purchased by the May Stockholders. The pricing of the securities was not based on the value of the Company, but instead was based on an arbitrary set of criteria including how much the Company's founders believed they needed to raise to purchase an operating business in the selected industry and the type of securities the underwriter believed that it could sell to potential investors
(See, for example, the disclosure on pages 2 and 75 of the Registration
Statement relating to how the offering price was determined). In the initial public offering of an operating company, the offering price of its securities would be a good measure of the value of those securities since pricing would occur at around the time its registration statement was declared effective by the Commission and would be based on the Company's assets and operations. In the
Company's case, because the Company has little cash, no other assets and no operations, the only "value" its securities will have upon consummation of its initial public offering relates to the amount of money raised in the initial public offering and the private placement.

In addition, the purchase of shares by the May Stockholders obligated them to fund the continuing costs of the registration effort (as evidenced by the May 1,
2006 and the July 5, 2006 promissory notes) and obligated them to purchase shares in a private placement. The vast majority of the proceeds of the offering will be placed in a trust account solely for the benefit of the public stockholders, unless the future efforts of the May Stockholders are successful in identifying and acquiring a target business.

Therefore, (i) since the May Stockholders of the Company should be considered
"founders" of the Company, and (ii) even if the May Stockholders cannot be considered "founders" of the Company, the fair value of the shares of the
Company's common stock that the May Stockholders purchased is no greater than the fair value of such shares when they were purchased by the original stockholders, we believe that staff accounting bulletin topic 5.T. is inapplicable to the sale of the shares to the May Stockholders.

                                                                   John Reynolds
                                                               December 12, 2006
                                                                          Page 5

NOTE 2 - COMMITMENTS, F-9
-------------------------

6.   WE NOTE YOUR REVISED DISCLOSURES IN RESPONSE TO PRIOR COMMENT 11 OF OUR
     LETTER DATED SEPTEMBER 7, 2006. HOWEVER, WE NOTE THAT UNIT PURCHASE OPTION
     AGREEMENT (UPC)) (EXHIBIT 4A) AND THE RELATED DISCLOSURES IN THE
     REGISTRATION STATEMENT DO NOT EXPLICITLY STATE THAT YOU WILL NOT BE
     OBLIGATED TO SETTLE FOR CASH IN THE EVENT YOU ARE UNABLE TO DELIVER
     REGISTERED SECURITIES, THEY DO NOT EXPLICITLY RULE OUT CASH SETTLEMENT
     OPTIONS IN OTHER CIRCUMSTANCES, AND IT IS UNCLEAR WHETHER THERE ARE ANY
     SITUATIONS WHERE THE HOLDERS CAN OBTAIN NET CASH SETTLEMENT. IN ADDITION.
     SECTION 5.3 (DAMAGES) OF THE UPO AGREEMENT APPEARS TO PROVIDE A NET CASH
     SETTLEMENT FEATURE, LEADING TO LIABILITY CLASSIFICATION OF THE FAIR VALUE
     OF THE UPO. PLEASE EXPLAIN TO US HOW YOU HAVE CONSIDERED THESE IN
     EVALUATING THE CLASSIFICATION OF' THE UNIT PURCHASE OPTION UNDER THE
     GUIDANCE IN PARAGRAPH 17 OF EITF 00-19. PLEASE ADVISE OR REVISE AS
     NECESSARY.

     The Form of Unit Purchase Option Agreement (Exhibit 4.4) has been revised to delete former Section 5.3 (Damages) and to add language to Section 5.3.2 to make clear that the Company will not be required to make a net-cash settlement with respect to the Unit Purchase Option. Additional language has been added on page 77 of the Prospectus to make clear that in no event will the Company be required to make a net-cash settlement with respect to the Unit Purchase Option.

The Company hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 5, please do not hesitate to contact the undersigned at (212) 407-4097 or Giovanni Caruso at (212) 407-4866.

Very truly yours,

/s/ Angela M. Dowd

Angela M. Dowd
of Loeb & Loeb LLP